GLOBAL MEDICAL REIT INC.

1601 Blake Street Suite 310

Denver, CO 80202

July 9, 2014

Via E-mail

Larry Spirgel, Assistant Director

Ajay Koduri, Senior Counsel

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Global Medical REIT Inc.

Form 8-K Filed June 12, 2014

File No. 333-177592

Dear Mr. Spirgel and Mr. Koduri:

In response to your letter dated June 23, 2014, as to the status of the Completion of an Acquisition or Disposition of Assets, we would like to clarify and confirm that the acquisition in question was closed on June 5, 2014.

We indicate in the first sentence of the above referenced Form 8-K Item 2.01 that on June 5, 2014 we closed a Purchase Agreement with an unrelated third party, LTAC Landlord, LLC.

We will file an Amended Form 8-K to clarify the source of additional funds in excess of the Term Loan and Security Agreement necessary to complete the acquisition.

We will further file an Amended Form 8-K as to Item 5.06 Change in Shell Company Status to clarify the registrant has completed a transaction that has the effect of causing it to cease being a shell company.

We are in the process of completing financial information as required by Items 2.01(f) and 9.01(c).  We hereby request an additional 10 business days to file the Amended Form 8-K to include the required information.

The Company is responsible for the adequacy and accuracy for the disclosure in the filing and acknowledges staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I can be reached at 303-894-7971 and at Conn@185hk.com.

Sincerely,

/s/ Conn Flanigan

Conn Flanigan

Director and General Counsel